[redacted]

12014190

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

AB
4/5

AB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 39659 68264 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Blinkbox, Ltd.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2105 Meadowbrook Dr.
(No. and Street)

| Austin | Texas | 78703 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

| **5918 Courtyard West, Suite 500** | **Austin** | **Texas** | **78730** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



3/26

## OATH OR AFFIRMATION

I, Mark Flocco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Blinkbox, Ltd.**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

STEPHEN DOUGLAS GLIDDEN NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-13-2012

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# Blinkbox, Ltd.

Financial Statements as of December 31, 2011
(With Independent Auditors' Report Thereon)

**Blinkbox, Ltd.**
Index to Financial Statements and Supplemental Schedule
As of December 31, 2011

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report

To the Partners' of Blinkbox, Ltd.:

We have audited the accompanying statement of financial condition of Blinkbox, Ltd. as of December 31, 2011, and the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2011 that Blinkbox, Ltd. (the "Company) is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blinkbox, Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 23, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

**BLINKBOX, LTD**
Statement of Financial Condition
December 31, 2011

Assets

| | |
|---|---|
| Cash and cash equivalents | $ 2,271,633 |
| Securities owned, at fair value | 139,599 |
| Fixed assets, net | 35,187 |
| Other assets | 233 |
| Total assets | $ 2,446,652 |

Liabilities and Partners' Capital

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 207,624 |
| Securities sold, not yet purchased, at fair value | 2,005 |
| Total liabilities | 209,629 |
| Partners' capital | 2,237,023 |
| Total liabilities and partners' capital | $ 2,446,652 |

See notes to financial statements and independent auditors' report.

**BLINKBOX, LTD**
Statement of Operations
For the Year Ended December 31, 2011

| | |
|---|---|
| Revenues | |
| Net trading and investment income | $ 4,639,122 |
| Interest and other | 258 |
| Total revenues | 4,639,380 |
| Expenses | |
| Exchange fees | 1,696,226 |
| Communication and trading fees | 393,607 |
| Employee compensation and benefits | 305,506 |
| Professional fees | 130,704 |
| Depreciation | 21,552 |
| Other | 10,978 |
| Total expenses | 2,558,573 |
| Net income | $ 2,080,807 |

See notes to financial statements and independent auditors' report.

**BLINKBOX, LTD**
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2011

| | |
|---|---|
| Balance at January 1, 2011 | $ 2,379,471 |
| Capital contributions | 1,832 |
| Capital withdrawals | (2,225,087) |
| Net income | 2,080,807 |
| Balance at December 31, 2011 | $ 2,237,023 |

See notes to financial statements and independent auditors' report.

**BLINKBOX, LTD**

Statement of Cash Flows

For the Year Ended December 31, 2011

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 2,080,807 |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation expense | 21,552 |
| Changes in assets and liablitlies: | |
| Securities owned, net | (139,599) |
| Other assets | (233) |
| Accounts payable and accrued expenses | (22,432) |
| Securities sold, not yet purchased | 2,005 |
| Net cash provided by operating activities | 1,942,100 |
| Cash flows from investing activities: | |
| Purchase of fixed assets | (26,079) |
| Net cash used in investing activites | (26,079) |
| Cash flows from financing activities: | |
| Capital contributions | 1,832 |
| Capital withdrawals | (2,225,087) |
| Net cash used in financing activites | (2,223,255) |
| Net decrease in cash | (307,234) |
| Cash and equivalents at beginning of year | 2,578,867 |
| Cash and equivalents at end of year | $ 2,271,633 |

See notes to financial statements and independent auditors' report.

**BLINKBOX, LTD**
Notes to the Financial Statements
December 31, 2011

**Note 1- Description of Business**

Blinkbox, Ltd. (Company) (the "Company") was organized as a limited partnership on April 21, 2004, under the laws of the State of Texas. On June 17, 2009, the Company became a registered broker-dealer in the general securities business. Securities traded are currently limited to United States equities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company trades solely for its own account.

**Note 2- Summary of Significant Accounting Policies**

***Basis of Accounting***
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

***Cash Equivalents***
For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents. The cash and cash equivalents balance includes money market funds held by Merrill Lynch and by Electronic Transaction Clearing (ETC), the Partnership's clearing broker-dealer, in the Partnership's name.

***Securities Owned and Securities Sold, Not Yet Purchased***
Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net investments and investment income (loss) in the accompanying statement of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

***Fixed Assets***
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three years.

***Estimates***
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

***Financial Instruments and Credit Risk***
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, securities owned and securities sold, not yet purchased. In 2011, the Federal Deposit Insurance Corporation raised federal insurance limits to $250,000 for covered accounts. At various times during the year, the Company had cash and cash equivalents balances in excess of these limits.

***Clearing Agreement***

Blinkbox, Ltd. has a clearing agreement with Electronic Transaction Clearing, Inc., which also holds the account of the Company. The agreement requires the Company to maintain a minimum of $250,000 in a clearing deposit account with the clearing broker-dealer.

***Income Taxes***

The Company has been structured to be classified and treated as a partnership under the provisions of the Internal Revenue Code. As a result, the Company is not subject to federal income tax and the components of the Company's taxable income and expense are reportable by the members of the Company. The differences between the financial statement and tax basis of assets and liabilities are not significant. The Company is subject to Texas franchise tax based on gross margin as defined by Texas law. For the year ended December 31, 2011 there were no state taxes.

***Fair Value Measurements***

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, securities owned, other assets, securities sold, not yet purchased, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

***Management Review***

The Company has evaluated subsequent events through February 23, 2012, the date the financial statements were available to be issued.

***Recent Accounting Pronouncements***

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Note 3- Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2011, the Company had net capital, aggregate indebtedness and net capital requirements of $2,175,797, $207,624 and $100,000, respectively. The Company's net capital ratio was .10 to 1.

**Note 4- Securities Owned, and Securities Sold, Not Yet Purchased, at Fair Value**

At December 31, 2011, securities owned and sold, not yet purchased, consisted of the following:

| | Owned | Sold, not yet purchased |
|---|---|---|
| Equity securities | $ 139,599 | $ - |
| Trading fund | - | 2,005 |
| | $ 139,599 | $ 2,005 |

The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's securities that were measured at fair value during the year ended December 31, 2011 were as follows:

| Securities Owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ 139,599 | $ - | $ - | $ 139,599 |
| Total | $ 139,599 | $ - | $ - | $ 139,599 |

| Securities Sold, Not Yet Purchased | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Trading fund | $ 2,005 | $ - | $ - | $ 2,005 |
| Total | $ 2,005 | $ - | $ - | $ 2,005 |

**Note 5- Fixed Assets**

Fixed assets consist of the following as of December 31, 2011:

| | | |
|---|---|---|
| Computers and equipment | $ | 103,483 |
| Accumulated depreciation | | (68,296) |
| | $ | 35,187 |

Depreciation expense for the year ended December 31, 2011 was $21,552.

**Note 6- Concentrations and Off Statement of Financial Condition Risk**

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the consolidated statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

Security Investor Protection Corporation ("SIPC") is developed to protect investments of a failed brokerage firm with a ceiling up to $500,000. At December 31, 2011, the Company had cash and cash equivalents in excess of insured limits totaling $2,271,633 or approximately 93% of total assets.

**Note 7- 401(k) Plan**

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions. The Company contributes 3% regardless of the level of employee contribution, and the employees are vested immediately. As of December 31, 2011, the Company has accrued contributions of $8,161 that were funded in 2012.

**Note 8- Commitments and Contingencies**

***Litigation***
The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2011, the Company was not involved in any litigation or active legal actions.

***Regulatory Action***
For the year ended December 31, 2011 the Company was not involved in any regulatory actions.

**Schedule I**

**BLINKBOX, LTD**

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Reconciliation with Company's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2011)

| | |
|---|---|
| Total partner's capital qualified for net capital | $ 2,237,023 |
| Deductions and/or charges | |
| Non-allowable assets and related liabilities: | |
| Fixed assets, net | (35,187) |
| Total deductions and/or charges | (35,187) |
| Net capital before haircuts on securities | 2,201,836 |
| Less: | |
| Haircuts on securities | (26,039) |
| Total net capital | $ 2,175,797 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 207,624 |
| Total aggregate indebtedness | $ 207,624 |
| Computation of basic net capital requirement | |
| Required Net Capital | $ 100,000 |
| Net capital in excess of minimum requirement | $ 2,075,797 |
| Ratio of aggregate indebtedness to net capital | .10 to 1 |
| Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 24, 2011 | $ 2,176,115 |
| Audit adjustments: | |
| Net effect of audit adjustments on net capital | (318) |
| Net capital per audit | $ 2,175,797 |

See notes to financial statements and independent auditors' report.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Management of Blinkbox, Ltd.:

In planning and performing our audit of the financial statements of Blinkbox, Ltd. (the Company), as of and for the year ended December 31, 2011, in accordance with generally accepted accounting principles in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, TX
February 23, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Blinkbox, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Blinkbox, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Blinkbox, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Blinkbox, Ltd.'s management is responsible for the Blinkbox, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the amounts for the year ended December 31, 2011, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the general ledger noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 23, 2012



5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068264 ARCA DEC
BLINKBOX LTD 21*21
2105 MEADOWBROOK DR.
AUSTIN TX 78703-2233

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $11,223 |
| B. Less payment made with SIPC-6 filed (exclude interest) 10/19/11 Date Paid | | (1,948.18) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | 9,274.82 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $9,274.82 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $9,274.82 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blinkbox, Ltd
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of January, 20 12.

Chief Compliance Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,639,379 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 150,000 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 150,000 |
| 2d. SIPC Net Operating Revenues | $ 4,489,379 |
| 2e. General Assessment @ .0025 | $ 11,223 |

(to page 1, line 2.A.)

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.**

## From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |
| FINRA | Financial Industry Regulatory Authority |
| NYSE, Arca, Inc. | |
| NASDAQ OMX PHLX | |
| SIPC | Securities Investor Protection Corporation |

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS



February 23, 2012

To the Management of Blinkbox, Ltd.

We have audited the financial statements of Blinkbox, Ltd. (the Company) for the year ended December 31, 2011 and have issued our report thereon dated February 23, 2012. Professional standards require that we provide you with the following information related to our audit.

<u>Our Responsibility under U.S. Generally Accepted Auditing Standards</u>

As stated in our engagement letter dated November 28, 2011 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Blinkbox, Ltd. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated February 22, 2012.

<u>Significant Accounting Policies</u>

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at December 31, 2011.

Difficulties Encountered in Perforing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). Professional standards require us to accumulate all know and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Through the course of our audit, we noted three audit differences to properly classify balance sheet accounts which resulted in a $12,900 decrease in net income (see Appendix A).

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2012 (Appendix B).

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the management of Blinkbox, Ltd. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

**PMB HELIN DONOVAN, LLP**

PMB Helin Donovan, LLP

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## Appendix A

The following adjustments were recorded as of and for the year ended December 31, 2011:

| Description | Assets | Liabilities | Partners' Capital | Statement of Operations Debit | Statement of Operations Credit |
|---|---|---|---|---|---|
| To true-up accrued expenses at 12.31.11 | $ - | $ 12,900 | $ - | $ 12,900 | $ - |
| Reclass for proper reflection of computer hardware and accumulated depreciation | - | - | - | - | - |
| To reclass short and long term investment positions from cash account | 2,005 | 2,005 | - | - | - |
| Effect of 2011 Audit Adjustments | $ - | $ 14,905 | $ - | $ 12,900 | $ - |

Attachment B

February 23, 2012

PMB Helin Donovan, LLP
5918 W. Courtyard, Ste 500
Austin, Texas 78730

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows of Blinkbox, Ltd. (the Company) as of December 31, 2011, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 23, 2011 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

   *a.* Financial records and related data.

   *b.* Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   *a.* Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   *b.* Guarantees, whether written or oral, under which the company is contingently liable.

   *c.* Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*.

   *d.* Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

10. There are no

   *a.* Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   *b.* Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with ASC 450, *Contingencies*.

   *c.* Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Securities owned by the Company are recorded at fair market value. There are no securities or investments or borrowed under subordination agreements.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. Brokers' debit balances and other accounts receivable are valid receivables. In our opinion, no reserve is required to cover any losses that may be incurred upon collection.

16. All financial assets, as reported, approximate fair value.

17. In addition, the Company at December 31, 2011, had

    *a.* No securities exchange memberships.

    *b.* Properly recorded all participation in joint accounts carried by others.

    *c.* No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    *d.* No open contractual commitments.

    *e.* No borrowings or claims.

    *f.* No liabilities subordinated to the claims of general creditors.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    *a.* The concentration exists at the date of the financial statements.

    *b.* The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    *c.* It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no capital withdrawals anticipated within the next six months.

20. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2011, or during the period January 1, 2011, to February 23, 2012 in internal control and control activities for safeguarding securities, and the practices and procedures followed in:

    *a.* Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    *b.* Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    *c.* Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*d.* Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

*e.* Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

*f.* Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

21. There are no material weaknesses or inadequacies at December 31, 2011, or during the period January 1, 2012, to February 23, 2012, in internal control and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

22. Net capital computations, prepared by the Company during the period from January 1, 2011, through December 31, 2011 indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2011 through the date of the auditor's report.

24. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. The attached list of proposed adjustments is not considered material to the financial statements as a whole.

25. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2011 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Mark Flocco
President

Chris Beer
Chief Compliance Officer